UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.7)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74051E102

(CUSIP Number)

Michael Porter

Samuel S. Weiser

Sellers Capital LLC

311 S. Wacker Dr. Ste. 925

Chicago, IL 60606

(312) 775-1303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	13D/A	Page 2 of 7

1	Names of Reporting Persons Sellers Capital Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) See footnotes below. (a) ☒ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 4,778,399
8 Shared Voting Power 0
9 Sole Dispositive Power 4,778,399
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,399
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 15.8%
14	Type of Reporting Person (See Instructions) IV

_____________________________
2(a) As affiliated companies, Sellers Capital Master Fund, Ltd. and Sellers Capital LLC are deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2(b) Based on the Reporting Persons’ interactions with Mr. Arnie Geller, the Chairman of the Issuer’s Board of Directors, which are described in this Schedule 13D/A below, the Reporting Persons may be construed to be in a group with Mr. Geller within the meaning of Section 13(d) of the Exchange Act. In its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008, the Issuer disclosed that, as of June 18, 2008, Mr. Geller beneficially owns 2,958,967 shares of the Issuer’s common stock, representing 9.6% of the Issuer’s outstanding common stock as of that date. The Reporting Persons do not believe that their interactions with Mr. Geller have caused a group to be formed with him and expressly disclaim (i) the existence of, and any membership in, a group with Mr. Geller for purposes of Section 13(d) of the Exchange Act and (ii) the beneficial ownership of any shares of common stock of the Issuer held by any person or entity other than the Reporting Persons. This filing does not reflect the beneficial ownership of any shares of common stock of the Issuer other than the shares beneficially owned by the Reporting Persons.

CUSIP No. 74051E102	13D/A	Page 3 of 7

1	Names of Reporting Persons Sellers Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) See footnotes below. (a) ☒ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 16,844
8 Shared Voting Power 0
9 Sole Dispositive Power 16,844
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,844
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person (See Instructions) IV

_____________________________
2(a) As affiliated companies, Sellers Capital Master Fund, Ltd. and Sellers Capital LLC are deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2(b) Based on the Reporting Persons’ interactions with Mr. Arnie Geller, the Chairman of the Issuer’s Board of Directors, which are described in this Schedule 13D/A below, the Reporting Persons may be construed to be in a group with Mr. Geller within the meaning of Section 13(d) of the Exchange Act. In its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008, the Issuer disclosed that, as of June 18, 2008, Mr. Geller beneficially owns 2,958,967 shares of the Issuer’s common stock, representing 9.6% of the Issuer’s outstanding common stock as of that date. The Reporting Persons do not believe that their interactions with Mr. Geller have caused a group to be formed with him and expressly disclaim (i) the existence of, and any membership in, a group with Mr. Geller for purposes of Section 13(d) of the Exchange Act and (ii) the beneficial ownership of any shares of common stock of the Issuer held by any person or entity other than the Reporting Persons. This filing does not reflect the beneficial ownership of any shares of common stock of the Issuer other than the shares beneficially owned by the Reporting Persons.

CUSIP No. 74051E102	13D/A	Page 4 of 8

This Amendment No. 7 to Schedule 13D supplements and amends information contained in the Schedule 13D, as most recently amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on August 15, 2008.

Item 1.	Security and Issuer.

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.0001 (the “Shares”), of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”).

The address of the Issuer's principal executive offices is 3340 Peachtree Rd, Ste 2250, Atlanta, GA 30326.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed by Sellers Capital Master Fund, Ltd. (“SCMF”) and Sellers Capital LLC ("SC"), on behalf of separate accounts it manages.

The principal business office of each of the reporting entities is 311 S. Wacker Dr., Ste. 925, Chicago, IL 60606.

The principal business of the reporting entity SCMF is to operate as privately held investment funds for high net worth individuals and institutions. The principal business of SC is to advise privately held investment funds, including SCMF, and to provide separate account management where SC has investment discretion over client assets held in the client’s name.

During the last five years, none of the reporting entities described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCMF is an exempted company organized under the laws of the Cayman Islands. SC is a limited liability company organized under the laws of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 4,795,243 Shares, as detailed in Item 5. The aggregate purchase price for such shares was approximately $23,899,701 (inclusive of brokerage commissions and fees), which amount has come from working capital.

CUSIP No. 74051E102	13D/A	Page 5 of 7

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

On July 23, 2008, Mark Sellers and Mark Hugh Sam, affiliates of the Reporting Persons, were appointed to the Board of Directors of the Issuer. The Reporting Persons are seeking, and the Issuer has agreed, to have these appointees nominated for election to the Board by the Issuer’s shareholders at the Issuer’s 2008 annual meeting.

          The Reporting Persons, through their affiliates on the Board of Directors and communications with officers and members of the Board of Directors of the Issuer, are seeking to implement financial control and governance reforms in the Issuer’s business.

          The Reporting Persons also challenged the validity of the purported appointment of two individuals, Mr. Harold Ingalls and Mr. Gregg Goodman, to the Issuer’s Board of Directors. Toward this end, the Reporting Persons advised Arnie Geller, the Chairman of the Issuer’s Board of Directors, of their challenge and the legal basis for it and requested Mr.Geller to place the matter on the Board’s agenda for its meeting on August 8, 2008. In addition, the Reporting Persons discussed with Mr. Geller the possibility of his re-appointment as the Issuer’s Executive Chair.

          As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2008, on August 8, 2008, the Issuer’s Board of Directors re-appointed Mr. Geller as the Issuer’s Executive Chair and determined that the previously announced appointments of Mr. Ingalls and Mr. Goodman to the Issuer’s Board of Directors were administratively ineffectual. Accordingly, Mr. Ingalls and Mr. Goodman are not Directors of the Issuer.

          In the event that the Reporting Persons’ proposed financial and governance reforms are not adopted by the Issuer, the Reporting Persons may undertake further measures in an effort to have these reforms adopted, which measures might include nominating their own slate of directors for election by the Issuer’s shareholders to replace some or all of the current members of the Issuer’s Board of Directors. In addition to the matters discussed above, the Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          As of August 29,2008, Sellers Capital LLC is no longer affiliated with Praetorian Value Fund ("PVF") and no longer controls trading decisions for that entity. The shares owned by PVF are no longer included in the totals reflected on this schedule and PVF is no longer a party to the Amended Joint Filing Agreement attached as an exhibit to this Schedule.

          On September 18, 2008, on behalf of SC, Mark Sellers sent a letter to SC's investors informing them that SC currently plans to wind-down SCMF and liquidate its positions (including its holdings in the Issuer) over a period of time that is necessary for it to obtain prices that SC believes are in the best interest of its investors. This process could take 24 months or more and will depend on the market price of the stock and the judgement of SC as to the appropriateness of selling stock at such market prices. The letter also informed SC's investors that SCMF was instituting a lock-up on investor redemptions, so that SCMF would not be forced to sell any of its positions (including its holdings in the Issuer) to satisfy such redemptions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) SCMF is the owner of 4,778,399 Shares, representing approximately 15.8% of the outstanding Shares. SC, on behalf of separate accounts it manages, is the owner of 16,844 Shares, representing a negligible percentage of the outstanding Shares. The percentages used herein are based on the 30,249,781 Shares reported to be issued and outstanding as of July 7, 2008 by the Issuer in its Form 10-Q for the quarterly period ended May 31, 2008, filed with the SEC on July 10, 2008.

          (b) SCMF has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, with respect to 4,778,399 Shares. On behalf of separate accounts it manages, SC has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, with respect to 16,844 Shares.

          (c) None.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters discussed herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 7.	Material To Be Filed As Exhibits.

           Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC.*

__________

*Filed herewith.

CUSIP No. 74051E102   13D/A   Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008

Sellers Capital Master Fund, Ltd . By:

/s/ Samuel S. Weiser

Name:   Samuel S. Weiser Title:   Chief Operating Officer, Sellers Capital LLC, Investment Manager Sellers Capital LLC By:

/s/ Samuel S. Weiser

Name   Samuel S. Weiser Title:   Chief Operating Officer

CUSIP No. 74051E102	13D/A	Page 7 of 7

EXHIBIT INDEX

         Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC.

AMENDED JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Premier Exhibitions, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

          This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same document.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of September 26, 2008.

Sellers Capital Master Fund, Ltd .

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name	Samuel S. Weiser
Title:	Chief Operating Officer